EX-99.B-77D

                 WADDELL & REED ADVISORS GLOBAL BOND FUND, INC.

SUB-ITEM 77D:  Policies with respect to security investments:

During normal market conditions, the Fund invests at least 65% of its total assets in issuers of at least three countries, which may include the U.S. The Fund generally limits its holdings so that no more than 30% of its total assets are invested in issuers within a single country outside the U.S. The Fund does not intend to invest more than 35% of its total assets in non-U.S. dollar denominated securities.